

Danyell (Jones) Munassi · 3rd

Financial Advisor Raymond James | Private Wealth Manager | CEO CrowdMed

Tampa, Florida · 500+ connections · **Contact info**



Raymond James

KU **The University of Kansas**

About

Phone: 1-813-202-1112

... see more

Experience



Financial Advisor, AAMS
Raymond James
Nov 2016 – Present · 3 yrs 8 mos
Tampa/St. Petersburg, Florida Area

Whether planning to build a home by the lake or help your daughter launch a business, you need a well-conceived plan in order to succeed. Achieving financial independence is no different. Whether you're looking to grow your money over time, generate income in retirement or preserve wealth for future generations, confidence in your financial plan comes with knowing your assets are invested well.
With over 15 years of progressive and diverse experience in environments such as professional banking, finance, investment, and strategic ...see more



CEO CrowdMed
CrowdMed
Nov 2017 – Present · 2 yrs 8 mos
San Francisco Bay Area

Danyell Jones is the current CEO of CrowdMed (www.crowdmed.com), which harnesses 'the wisdom of crowds' to solve difficult medical cases online. The company has raised over $4M in venture capital from top-tier Silicon Valley venture funds NEA, Khosla Ventures, Andreessen H ...see more



CEO & Founder
MarketMeGuru
2015 – Present · 5 yrs
Tampa/St. Petersburg, Florida Area

CEO and Founder of MarketMeGuru, LLC, a strategic marketing firm developed to provide outsourced marketing solutions and executive level marketing leadership for dynamic startup organizations and mid-sized businesses. We focus on taking ideas from concept to market wit ...see more



BHM Healthcare Solutions
10 yrs

SVP Marketing & Inside Sales
2014 – Apr 2016 · 2 yrs

Responsible for direct oversight of complete Marketing Department and National Inside Sales team responsible or generating 5 Million Dollars in new revenue per year, providing holistic Marketing support to Enterprise Sales, and driving and re-configuring the inside sales strategy to achiev ...see more

Senior Vice President of Marketing
2010 – 2014 · 4 yrs
St. Louis, MO

Responsible for all marketing staff and responsibilities within the Marketing Department, including deliverable coordination; creation of departmental procedures; staffing; Marketing Strategy Development and Deployment; Proposal and RFP writing and maintenance of organizational pres ...see more

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Marketing Chair | Board of Directors
NAIRO National Association of Independent Review Organizations
2015 – 2016 · 1 yr
United States

Oversight of Marketing Activities and New Membership Cultivation activities in coordination with Membership Board Leader



Director of Staffing and Management Coordination
Excel Incorporated
2003 – 2006 · 3 yrs
Greensboro, NC

Responsible for all staffing, scheduling, and management responsibilities for one of the largest personal analyst firms in the Southeastern United States
• Responsible for recruiting, hiring, scheduling, and managing a specialized team of 60+ associates including coordination of scheduling for ...see more



Director of Loans and Lines of Credit
Bank of America
2000 – 2003 · 3 yrs
Greensboro/Winston-Salem, North Carolina Area

Director of multi-member team responsible for account maintenance, reconciliation, underwriting, and analysis of all loans and lines of credit in the states of Florida and Texas.
• Responsible for multi-member team management, including co ...see more

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Education



The University of Kansas
Bachelor of Arts (B.A.), Pre-Law; History
Activities and Societies: Phi Alpha Delta Honors Society Gold Key Honors Society Deans List National Society of Collegiate Scholars Founder and President of the University of Kansas Student Historical Society

Recipient of Lila-Atkinson Creighton Scholarship for Outstanding Achievement

Volunteer Experience



Business Mentor
Tampa Bay Wave
Dec 2018 – Present · 1 yr 7 mos



Board Member
Tampa Crossroads, Inc.



Board Member
Stageworks Theatre



Committee Member
Tampa Museum of Art
Arts and Culture



Women in Leadership and Philanthropy
USF St. Petersburg



Carrollwood Foundation Committee Member
AdventHealth
2017 – Present · 3 yrs



Healthworks Collective - Thought Leader
Siemens Healthineers



Executive Insight Author
Managed Healthcare Executive



Alumni Association
The University of Kansas

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Skills

Strategy

Leadership

Strategic Planning

Industry Knowledge

Healthcare	Marketing Strategy
Social Media Marketing	Marketing
Consulting	Marketing Communications

Sales	Social Media
Competitive Analysis	Data Analysis
CRM	Business Strategy
Budgets	Start-ups
Account Management	Change Management
Business Planning	Healthcare Information Technol...
Product Marketing	Content Strategy
Strategy Development	Social Media Measurement
Analytics	Customer Relations
Budgeting	Financial Planning

Tools & Technologies

Microsoft Word	Microsoft Excel
PowerPoint	

Interpersonal Skills

Management	Team Building
Customer Service	Cross-functional Team Leaders...
Public Speaking	Strategic Partnerships

Other Skills ⑦

Process Improvement	New Business Development
Corporate Blogging	bloggin

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Recommendations

Received (0) **Given (1)**



Luke Glasner
Email Marketing
Consulting and
Analysis
January 7, 2014, Danyell
was a client of Luke's

Luke is a detail oriented provider of consulting services as it relates to the Mailchimp platform. I have found that Luke has an exceptional knowledge of all aspects of this system, and is diligent, timely, and manages budgetary concerns for all projects which he is involved in. Through the course of our engagement Luke regularly went above and beyond standard contractual duties to ensure that we were provided with a superior product. I would not hesitate to give Luke Glasner the highest professional recommendation for any future project or endeavor. **See less**